Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-211062-04

March 25, 2019

The Connecticut Light and Power Company

doing business as Eversource Energy

Pricing Term Sheet

Issuer:	The Connecticut Light and Power Company doing business as Eversource Energy (the “Issuer”)
Security:

$300,000,000 4.00% First and Refunding Mortgage Bonds, 2018 Series A, due 2048 (the “Bonds”), which will be part of the same series of debt securities issued on March 28, 2018 by the Issuer in the amount of $500,000,000 (the “Existing Bonds”).

Principal Amount:	$300,000,000 (for an aggregate principal amount outstanding of $800,000,000, together with the Existing Bonds)
Maturity Date:	April 1, 2048
Coupon:	4.00%
Benchmark Treasury:	3.375% due November 15, 2048
Benchmark Treasury Price / Yield:	110-17 / 2.846%
Spread to Benchmark Treasury:	100 basis points
Re-Offer Yield:	3.846%
Price to Public:	102.652% of the principal amount
Interest Payment Dates:	Semi-annually on April 1 and October 1 of each year, commencing on October 1, 2019.
Optional Redemption Provisions:	Make-whole call at any time prior to October 1, 2047 at a discount rate of Treasury plus 15 basis points and on or after such date at par
Trade Date:	March 25, 2019
Settlement Date**:	April 1, 2019 (T+5)
Qualified Reopening:

The offering of the Bonds is expected to qualify as a “qualified reopening” of the Existing Bonds under the United States Treasury Regulations. See “Certain United States Federal Income Tax Consequences” in the Preliminary Prospectus Supplement dated March 25, 2019.

CUSIP / ISIN:	207597 EL5 / US207597EL50
Ratings*:	A1 (Moody’s); AA- (S&P); A+ (Fitch)
Joint Book-Running Managers:	J.P. Morgan Securities LLC
Mizuho Securities USA LLC
MUFG Securities Americas Inc.

Wells Fargo Securities, LLC
Co-Manager:	Samuel A. Ramirez & Company, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade bonds in the secondary market prior to the date that is two business days before the settlement date will be required, by virtue of the fact that the bonds initially will settle T+5 (on April 1, 2019) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.  Purchasers of bonds who wish to trade bonds prior to the date that is two business days before the settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533; Mizuho Securities USA LLC toll-free at (866) 271-7403; MUFG Securities Americas Inc. toll-free at (877) 649-6848; or by calling Wells Fargo Securities, LLC toll-free at (800) 645-3751.